

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2017

Via E-mail
Ulrich Spiesshofer
Chief Executive Officer
ABB Ltd
Affolternstrasse 44
CH-8050 Zurich, Switzerland

> **Re:** **ABB Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 13, 2017**
> **File No. 1-16429**

Dear Mr. Spiesshofer:

We refer you to our comment letter dated July 11, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance